

Mail Stop 3561

October 18, 2016

Mr. Robert S. Apatoff
President and Chief Executive Officer
3113 Woodcreek Drive
Downers Grove, Illinois 60515

> **Re: FTD Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-35901**

Dear Mr. Apatoff:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Edward B. Winslow, Esq.
     Jones Day